

December 21, 2011

<u>Via E-mail</u>
Michael J. Koss
Vice Chairman, President and Chief Executive Officer
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, Wisconsin 53212

> **Re:** **Koss Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 2, 2011**
> **File No. 0-03295**

Dear Mr. Koss:

     We refer you to our comment letter dated December 14, 2011, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Cecilia Blye

     Cecilia Blye, Chief
     Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance